# Press release



23 April 2004

## Minister Jef Tavernier, Umicore and OVAM sign historic agreement

**Brussels, 23 April 2004. – Minister Jef Tavernier, OVAM (Flemish regional waste authority) and Umicore today signed a covenant concerning the soil sanitation in and around the four Flemish Umicore sites. After a long period of preparation, the further sanitation of the soil and groundwater contamination can now be successfully completed in the course of the next few years. Umicore has budgeted a total of 77 million euros for the job. Because the necessary financial provisions were built up in previous years, this agreement will not require further provisions and will not lead to any non-recurrent charges.**

Umicore has thus definitively settled the historic legacy of more than 100 years of industrial activity in its four Flemish sites in Balen, Hoboken, Olen and Overpelt. Intense negotiations between the Ministry of Environment , OVAM and Umicore have now paid off in the form of a covenant. This agreement, today signed by Flemish Minister of Environment, Agriculture and Development Cooperation Jef Tavernier, OVAM and Umicore, defines the detailed responsibilities of all the parties involved.

"Today is a memorable day for Umicore. This agreement means that we will no longer pass the legacy of past generations on to the next generation. We can now turn this page in our history and look resolutely to the future in order to further develop Umicore as a forward-thinking, innovative and responsible industrial group", says Thomas Leysen, CEO of Umicore.

"You can call this a historic agreement," states Flemish Environmental Minister Jef Tavernier. "For the first time the government and a private company have succeeded in jointly undertaking such a large operation for a healthier environment."

Umicore bears the largest part of the cost; the Flemish government will pay the remaining part. The budget includes the creation of a fund to tackle the problems in the surrounding areas. Umicore and the government will both be contributing equal amounts to this fund. Umicore's part of the bill amounts to 77 million euros, of which 15 million euros goes to the fund, 39 million euros is allotted for the work that will be performed by Umicore and 23 million euros is needed for operational expenses over the next 15 years.

Although the covenant covers a period of 15 years, it is Umicore's intention to complete the majority of the work within three years. Detailed information will also be communicated to all the people living in the neighbourhood of the sites and to the local authorities.

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For more information:
n.v. Umicore s.a.:
***Investor Relations:*** *Ms Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:*** *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

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## PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

**n.v. Umicore s.a.**
**Corporate Communication**

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